

October 5, 2012

<u>Via E-mail</u>
Mr. Eleazar Rivera
President
Alpha Network Alliance Ventures Inc.
11801 Pierce Street, 2nd Floor
Riverside, CA 92505

> **Re: Alpha Network Alliance Ventures Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 20, 2012**
> **File No. 333-182596**

Dear Mr. Rivera:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise the registration statement to correct for typographical errors included in the document, including the number of selling shareholders and share numbers.

2.   Please include the disclosure required by Item 509 of Regulation S-K or tell us why you believe you are not required to include it.

Prospectus Cover Page

3.   We have reviewed your response to comment 4 in our letter dated August 6, 2012. Some of the information that you removed from the cover page is required to be included on the cover page. Please revise and refer to Item 507 of Regulation S-K.

4.   We note that you have included the "Subject to Completion" legend on the prospectus cover page. Please tell us if you have or intend to use the prospectus prior to the registration statement being declared effective.

Dilution, page 17

5.   We note your response to prior comment 7 detailing your calculation of net tangible book value as of June 30, 2012. Please tell us why you have excluded property and equipment, net from your calculation.

Description of Business, page 23

6.   We have reviewed your response to comment 12 in our letter dated August 6, 2012 and reissue the comment in part. Please tell us if any offering proceeds will be used to repay the funds owed Mr. Rivera. If offering proceeds are to be used to discharge this indebtedness, please describe the use of proceeds of such indebtedness as it appears this debt was incurred within this past year. Please refer to Instruction 4 to Item 504 of Regulation S-K.

Our Website, page 24

7.   We refer to your statement that you expected your voice calling and karaoke platforms to be operational in August 2012. Please update the prospectus to reflect the current status of these platforms. Alternatively, if you still rely on third party service providers for these website features, please tell us if you have entered into an agreement with such providers and whether or not any agreement is a material contract under Item 601(b) of Regulation S-K that should be filed as an exhibit to the registration statement.

8.   We note in your Use of Proceeds and Online Advertising sections that offering proceeds will be used to develop a global penny auctions feature. Please describe this feature in the prospectus.

Facilities, page 27

9.   Please reconcile your disclosure that you do not own or rent any real property of offices with your financial information illustrating you own property with undepreciated cost totaling $150,000.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Plan of Operation, page 29

10.   We note your response to prior comment 17. Please ensure consistent disclosures within your prospectus. Your response and updated disclosure indicate that you do not have sufficient cash on hand to fund ongoing operational expenses beyond 2 months; however

you also disclose your ability to satisfy cash requirements through fiscal year ended December 31, 2012.

Summary of Significant Accounting Policies, page 30

11.   It does not appear that you have responded to prior comment 18. Please revise all references to accounting standards as the FASB Accounting Standards Codification became effective on July 1, 2009.

Security Ownership of Certain Beneficial Owners and Management, page 33

12.   The number of share owned beneficially and percent of class owned by all officers and directors appears to be inaccurate based on Mr. Rivera's holdings as listed in the table. Please revise.

Financial Statements, page F-1

General

13.   We note discrepancies in your disclosure regarding your inception date. Please revise your document to ensure consistency.

14.   Tell us why you have not included a report from your independent registered public accounting firm covering all periods presented.

15.   We have reviewed your response to comment number 21. Please provide to us an analysis of the merger between Alpha Network Alliance Ventures and Daedalus supporting the determination of the transaction being recorded as a reverse merger. In addition, please ensure that your analysis addresses the reporting periods presented and which company's historical financial information should be presented within the filing and to what extent you have complied with ASC 915.

Part II

Recent Sales of Unregistered Securities, page II-2

16.   Please include the amount of consideration paid by the nine stockholders who acquired their shares in unregistered transactions between April 11-26, 2012. Please refer to Item 701 of Regulation S-K.

Exhibit 5.1

17.   We note the change in number of shares being sold by selling shareholders from 100,050 to 100,500 shares. The legal opinion filed on July 20, 2012 only covers the sale of

100,050 shares by the selling shareholders. Please file an updated legal opinion for all shares being registered.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or Tom Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief

cc: Thomas E. Puzzo, Esq.